
March 20, 2012

Via E-mail
Paul J. Palmieri
President and Chief Executive Officer
Millennial Media, Inc.
2400 Boston Street, Suite 201
Baltimore, MD 21224

> **Re: Millennial Media, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 15, 2012**
> **File No. 333-178909**

Dear Mr. Palmieri:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgment and Estimates

Stock Based Compensation, page 55

1. Please revise your disclosures to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined as of the date of the January 2012 grant, and other subsequent equity related issuance, if any. This reconciliation should describe significant intervening events and milestones within the company as well as changes in assumptions that explain the increase in the fair value of your common stock up to the filing of the registration statement.

Audited Financial Statements for the Years ended December 31, 2011 and 2010

Notes to Consolidated Financial Statements, page F-8

2. Please tell us and confirm whether you have evaluated all events subsequent to the balance sheet date through the date of issuance of your consolidated financial statements, and whether you have determined if there are any events that require disclosure under ASC 855.

     You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Dean Suehiro, Senior Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

cc: Via E-mail
       Brian F. Leaf, Esq.
       Cooley LLP